                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              GENERAL DEVICES, INC.
                              ---------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    369514302
                                    ---------
                                 (CUSIP Number)

                               James M. Rae, Esq.
                            Stairs Dillenbeck Finley
                         330 Madison Avenue, 29th Floor
                            New York, New York 10017
                                 (212) 697 2700
                    -----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 24, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     Names of Reporting Person.
         Paul T. Chan
      I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)
      PF
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
      [ ]
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      USA
--------------------------------------------------------------------------------
                       7    Sole Voting Power             1,328,300 shs.
                      ----------------------------------------------------------
  Number of            8    Shared Voting Power           1,024,147 shs.
    Shares            ----------------------------------------------------------
 Beneficially          9    Sole Dispositive Power        1,328,300 shs.
    Owned             ----------------------------------------------------------
                       10   Shared Dispositive Power      1,024,147 shs.
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by
      Reporting Person                                  2,352,447 shs (1)(2)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)  11.4%(1)(2)
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

(1) As described in Items 4 and 5 below, the Reporting Person (as defined below)
holds a 50% membership interest in Delphinian Quest Advisors, LLC, a Nevada limited liability company ("Delphinian") which owns beneficially 1,024,147 shares of the Issuer's Common Stock. The other 50% membership interest in
Delphinian is held by Norman C. Kristoff, and together they share the voting and dispositive powers over the shares of Issuer's Common Stock held by Delphinian.

(2) The Reporting Person may be deemed to be part of a group pursuant to the terms of the Stockholders Agreement (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock held by the other parties to the
Stockholders Agreement, with the exception of the 1,024,147 shares owned of record by Delphinian, referenced above. Accordingly, other than the shares of
Common Stock owned of record by Delphinian, such shares of Common Stock held by the parties to the Stockholders Agreement are not included in the amounts specified by the Reporting Person above.

ITEM 1.     SECURITY AND ISSUER

          This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of General Devices, Inc., a
Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 153 Greenwood Avenue, Suite 11-13, Bethel, Connecticut
08640.

ITEM 2.     IDENTITY AND BACKGROUND

          Name of Reporting Person: Paul T. Chan
          Address:  300 Linden Street, Unit #5
                    San Francisco, California 94102
          Present Principal Occupation:
                    Private investor and Member of Delphinian Quest
                    Advisors, LLC, (financial consultants)
                    194 Upper Troy Road
                    Fitzwilliam, New Hampshire 03447
          During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

          During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Citizenship: USA

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          With the exception of receipt by Delphinian of Issuer's placement agent warrants covering 165,329 shares of its Common Stock at the time of a merger ("Merger") described below between the Issuer and Aduromed Corporation, a
Delaware corporation ("Aduromed"), the Reporting Person's beneficial interest in the Common Stock of the Issuer was derived from his beneficial ownership of shares of common stock of Aduromed received in consideration for financial consulting and other services rendered by him and Delphinian to Aduromed prior to the Merger. At the time of the Merger the Reporting Person's beneficial ownership of Aduromed common stock was converted to beneficial ownership of the
Common Stock of Issuer. No part of the purchase price for those securities were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting those Aduromed securities.

          On January 23 2006, pursuant to an Amended and Restated Agreement and
Plan of Merger, dated as of January 23, 2006 (the "Merger Agreement"), by and
among Aduromed, the Issuer and GD Merger Sub, Inc., a Delaware corporation, and
GD Merger Sub II, a Delaware corporation ("MergerSub"): (i) each share of outstanding common stock of Aduromed, par value $0.01 per share, beneficially owned by the Reporting Person was converted into 1.795 shares of the Issuer's shares of Common Stock; and (ii) each warrant to purchase shares of Aduromed's common stock (the "Aduromed Warrant") beneficially owned by the Reporting Person was converted into warrants to purchase such number of shares of the Issuer's
Common Stock equal to (A) 1.795 multiplied by (B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant. The Merger became effective on January 23, 2006.

ITEM 4.   PURPOSE OF TRANSACTION.

          Issuer's purpose in effecting the Merger was to acquire the business of Aduromed, which became Issuer's wholly-owned subsidiary, and to facilitate approximately $5 million funding for Aduromed's business which closed on January
24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement
dated as of January 23, 2006 (the "Purchase Agreement") by and among Aduromed, the Issuer and certain third party funding investors.

          The descriptions of the Merger Agreement and the Purchase Agreement
contained in Items 3 and 4 are qualified in their entirety by reference to the
Merger Agreement and the Purchase Agreement, which are incorporated herein by reference as Exhibits 1 and 2, respectively.

STOCKHOLDERS AGREEMENT

          On January 23, 2006, the Issuer and certain stockholders of the
Issuer, including the Reporting Party, Delphinian Quest Advisors, LLC and those third party investors who were parties to the Purchase Agreement and became holders of Issuer's Series A Preferred Stock (par value $0.0001 per share) and
Issuer's Series B Preferred Stock (par value $0.0001 per share)(the "Stockholder
Parties") entered into an Amended and Restated Stockholders Agreement (the
"Stockholders Agreement") pursuant to which the Stockholder Parties agreed to vote all securities of the Issuer owned by such Stockholder Party now or acquired thereafter at any regular or special meeting of the stockholders of the
Issuer or in any written consent in lieu of a meeting so that (i) the number of directors of the Issuer will be seven; (ii) for so long as the holders of the
Series A Preferred Stock and the Series B Preferred Stock (the "Preferred
Holders") own at least 10% of the outstanding shares of the Issuer's Common
Stock (calculated as if the Series A Preferred Stock and Series B Preferred
Stock converted into Common Stock and warrants to purchase Common Stock of the
Issuer were exercised) the election to the board of directors (the "Board") of the Issuer of at least two members designated by the holders of at least a majority of the outstanding shares of the Series A Preferred Stock and the
Series B Preferred Stock and the appointment to each committee of the Board of at least one such director designated by the Preferred Holders; (iii) for so long as Damien Tanaka is employed as the chief executive officer of the Issuer, the election to the Board of five members designated by Damien Tanaka; and (iv)
the boards of directors of each subsidiary of the Issuer shall be comprised of the same persons that are from time to time members of the Board. The stockholders party to the Stockholders Agreement agreed to vote their shares at any regular or special meeting or in any written consent in lieu of a meeting to ensure that the Issuer's charter documents do not, at any time, conflict with the provisions of the Stockholders Agreement.

          Subject to certain exceptions, if the Issuer proposes to issue any securities, each Preferred Holder has 30 days from the date the Issuer notifies such Preferred Holder to elect to purchase all of such Preferred Holder's pro rata share of the securities proposed to be issued at the price and upon the terms proposed to be offered to the third party. Any such securities that remain unsubscribed by another Preferred Holder may be purchased on a pro rata basis by any Preferred Holder that has elected to subscribe for its pro rata share of such securities. Subject to certain exceptions, the preemptive rights terminate on the date on which the Issuer consummates underwritten public offering of its
Common Stock, with an aggregate price to the public of not less than $50 million, following which, such Common Stock is listed on a national securities exchange or the National Association of Securities Dealers National Market
System.

          Each stockholder party to the Stockholders Agreement agreed not to transfer its securities of the Issuer unless the transferee of such securities agreed in writing to be bound by the terms of the Stockholders Agreement. The
Stockholders Agreement may be amended upon the written consent of the Issuer and the holders of a majority of the shares held by the stockholders party to the
Stockholders Agreement.

          The Reporting Party intends to comply with his obligations under the
Stockholders Agreement, but otherwise does not intend to act in any managerial capacity as to the Issuer or Aduromed or to participate in any transaction having the purpose or effect of changing or influencing the control of Issuer or
Aduromed.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a) Beneficially owned:

                       2,352,447 shares of Common Stock*

            Percent of class:

                       Based upon the 20,683,239 shares of Common Stock of the
                       Issuer outstanding as of March 10, 2006 (derived from
                       Issuer's Form SB-2 filed with the Commission on March 24,
                       2006) the Reporting Person holds approximately 11.4%* of
                       the issued and outstanding Common Stock of the Issuer.

          (b) Number of shares to which Reporting Person has:
                       (i)   Sole power to vote or direct the vote:
                                        1,328,300 shares*.

                       (ii)  Shared power to vote or direct the vote:
                                        1,024,147 shares*.

                       (iii) Sole power to dispose of or to direct the
                             disposition of disposition of: 1,328,301 shares*.
                                        1,328,300 shares.

                       (iv)  Shared power to dispose of or direct the
                                        disposition of: 1,024,147 shares.*

                       * The Reporting Person beneficially owns an aggregate of
                       2,352,447 shares of Common Stock. The foregoing amount of
                       Common Stock represents (i) 1,153,268 shares owned of
                       record by the Reporting Person, (ii) warrants immediately
                       exercisable to purchase 175,012 shares at $0.5571 per
                       share, and (iii) his indirect interest in (A) 269,250
                       shares of record and (B) warrants immediately exercisable
                       to purchase 754,897 shares (including Placement Agents
                       Warrants covering 165,329 shares) held by Delphinian
                       Quest Advisors, LLC. in which the Reporting Person holds
                       a 50% membership interest and Norman C. Kristoff holds
                       the other 50% membership interest. Messrs. Chan and
                       Kristoff together hold the entire voting interest in
                       Delphinian Quest Advisors, LLC. and together hold all
                       dispositive interest over its shares held of record, and
                       warrants for Common Stock held by it. Therefore, for
                       purposes of Rule 13d-3 under the Act, the Reporting
                       Person may be deemed to be a beneficial owner of such
                       shares.

            (c) See Item 3 above as to the Merger effected on January 23, 2006, whereby all outstanding shares of common stock of Aduromed were converted into shares of the Common Stock of Issuer and all
                Aduromed Warrants were converted into warrants of Issuer at a conversion rate of 1.795 shares of Issuer's Common Stock for each share of Aduromed common stock. It was through this Merger that Reporting Party received its beneficial interest in
                Issuer's Common Stock set forth in paragraph (b) above.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            (a) See Item 4 above - Stockholders Agreement.

            (b) See description of Merger Agreement and the Purchase
            Agreement (Item 3.) and the Stockholders Agreement (Item 4.).
            Copies thereof are incorporated herein by reference as Exhibits
            1, 2, and 3, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger
            Sub (incorporated by reference to Exhibit 99.2 to the Issuer's
            Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

            Exhibit 2 Amended and Restated Securities Purchase Agreement,
            dated January 23, 2006, by and among the Issuer, Aduromed, the
            Funds and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K/A, dated
            January 23, 2006 (filed January 31, 2006)).

            Exhibit 3 Amended and Restated Stockholders Agreement, dated
            January 23, 2006, by and among the Issuer and the Stockholder
            Parties (incorporated by reference to Exhibit 99.5 to the
            Issuer's Form 8-K/A, dated January 23, 2006 (filed January 31,
            2006)).

                                S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date:  March 30, 2006

                                          /s/ PAUL T. CHAN
                                          ----------------------------------
                                          Paul T. Chan